Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of FEBRUARY 2026	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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ORDINARY SHAREHOLDERS’ MEETING OF NATUZZI S.P.A.

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Resolution of appropriate measures pursuant to Article 2446 of the Italian Civil Code
―
Ratification of the appointment of non-executive director

Santeramo in Colle, Bari, Italy – February 17, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) today announced that its ordinary shareholders’ meeting (the “Shareholders’ Meeting”), convened on second call, was held on February 16, 2026.

The Shareholders’ Meeting resolved to postpone the decision regarding the reduction of the Company’s share capital pursuant to Article 2446 of the Italian Civil Code, following the losses recorded in the Company’s unaudited financial statements for the first nine months and the third quarter ended September 30, 2025, to the shareholders’ meeting that will be called to approve the Company’s financial statements for the year ended December 31, 2025.

The Shareholders’ Meeting also ratified the appointment of Mr. Pietro Labriola as non‑executive Director. Mr. Labriola had been previously appointed by co‑optation pursuant to Article 2386 of the Italian Civil Code, effective August 6, 2025, following a resolution of the board of directors adopted on July 29, 2025. Mr. Labriola will remain in office until the expiration of the term of the current board of directors, which will occur upon approval of the Company’s financial statements as of December 31, 2026.

The Shareholders’ Meeting resolved to postpone the decision on the third item of the agenda (Increase in the number of members of the Board of Directors and related and consequential resolutions).

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 565 monobrand stores, 487 Natuzzi galleries, along with more than 550 curated placements in larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	February 17, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

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